

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2010

Thomas W. Dickson, Chief Executive Officer
Ruddick Corporation
301 South Tryon Street, Suite 1800
Charlotte, North Carolina 28202

      Re: Ruddick Corporation
              Form 10-K for the Year Ended September 27, 2009
              Filed November 20, 2009
              Definitive Proxy Statement on Schedule 14A
              Filed December 28, 2009
              File No. 1-06905

Dear Mr. Dickson:

      We have completed our review of your filings and do not have any further comments at this time.

                           Sincerely,

                           H. Christopher Owings
                           Assistant Director